Exhibit 99.2

Etrans co., Ltd Email:etrans@etctrans.com Website: www.etctrans.com Contact: 0755-23946252 No.: JSBZ- SHML -20210419

Shares Purchase Agreement

Party A: Jiangsu Baozhe Electric Technologies, Co., Ltd (hereinafter referred to as “Jiangsu Baozhe” or “Party A”)

Unified Social Credit Code: 91320412MA1YTEQU70

Legal Representative: Ye Jian-hui

Party B: Shanghai Mingli New Energy Technology Co., Ltd. (hereinafter referred to as “Shanghai Mingli” or “Party B”)

Unified Social Credit Code: 91310120MA1JJ7XL0Y

Legal Representative: Huang Ben-lin

Party C: Tianjin Jiahao Bicycle Co., Ltd. (hereinafter referred to as the “Subject Company” or “Party C”)

Unified Social Credit Code: 91120222666124691U

Legal Representative: Yi Rui-qian

(Hereinafter referred to individually as “party” and collectively as “parties”)

Whereas,

1. Party A, Party B’s shareholder Huang Ben-lin and Party C signed an Asset Purchase Arrangement Agreement on March 12, 2021. EZGO TECHNOLOGIES LTD. (hereinafter referred to as EZGO), an affiliated entity of Party A, has paid an advance payment of US$ 2.8 million into the collection account designated by Huang Ben-lin; and Huang Ben-lin gave a notice to Party A in writing in the Notice of Change of Subject in Agreement (see Attachment I) on April 2, 2021 that the executing party to the above agreement was undertaken by Shanghai Mingli New Energy Technology Co., Ltd., i.e., Party B to this agreement, and the Subject Company issued a resolution in the shareholders’ meeting to change the relevant information (see Attachment II).

2. Party B has reached an agreement with the shareholders of Party C holding 100% of shares on the acquisition of 100% of shares of the Subject Company, which has entered into the substantial delivery of shares.

Based on the foregoing, in order to clarify the relevant rights and obligations of each party in the acquisition, the parties hereby reach the following agreement in respect of the purchase in accordance with the provisions of the relevant laws, regulations and normative documents, so as to jointly abide by it:

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd Email:etrans@etctrans.com Website: www.etctrans.com Contact: 0755-23946252 No.: JSBZ- SHML -20210419

Article I. Agreement on the Purchase Price and Core Terms and Conditions

1. Party A will purchase 100% of the shares of the Subject Company held by Party B at a price of RMB 50 million (in words: RMB Fifty million) and US$ 2.8 million.

2. The specific payment and work arrangements are as follows:

(1) Party A shall pay RMB 15 million (in words: RMB Fifteen million) into the collection account designated by Party B within [15] working days from the effective date of this agreement and after the Subject Company has submitted the documents for change registration to the competent taxation authority and administration for industry and commerce for Party A’s purchase of 100% of shares of the Subject Company held by Party B, which shall be the second advance payment for Party A’s purchase. The bank details of collection account of Party B are as follows:

Account Name: Shanghai Mingli New Energy Technology Co., Ltd.

Account No.: 1001 2566 0930 0208 120

Collection Bank: Shanghai Anshan Road Sub-branch of ICBC

(2) Party A shall pay the remaining amount for the purchase, that is, RMB 35 million (in words: RMB Thirty-five million), into the collection account of Party B on the date when the Subject Company completes the formalities for change registration with the competent taxation authority and administration for industry and commerce for the transfer of shares and obtains the new registration certificate, that is the date when Jiangsu Baozhe is officially registered as the shareholder of the Subject Company in the taxation system.

3. Party A and Party B confirm that Party B shall bear the handling fees and taxes arising from share acquisition; and Party A shall bear the fees for audit or evaluation of the Subject Company due to the own needs of Party A.

4. After signing this agreement, where the shares of the Subject Company cannot be transferred, the Subject Company has any undisclosed major debt affecting this transaction, and the land and real estate have any defect concerning third party rights, Party A shall have the right to unilaterally give a notice to Party B and the Subject Company in writing to terminate this agreement. Party B shall, within [3] working days after receiving the written notice from Party A, return all the payments made by Party A and its affiliated party EZGO to Party A and its affiliated party EZGO. Party B’s shareholders Li Xiao-sheng and Huang Ben-lin shall bear joint liabilities for returning such payments. Where any payment is not returned within the deadline, the corresponding interest calculated from the actual date of payment made by Party A and its affiliated party EZGO on the basis of the paid principal shall be paid (the daily interest rate shall be 0.03%). Where any payment is overdue for more than 10 working days, 10% of the amount paid by Party A shall also be paid as the liquidated damages. After the refunding is completed, this agreement shall automatically become invalid, and both parties will no longer continue to perform the obligations or enjoy the rights set forth in this agreement.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd Email:etrans@etctrans.com Website: www.etctrans.com Contact: 0755-23946252 No.: JSBZ- SHML -20210419

5. The parties hereby irrevocably agree that: on the date when Party A pays up the purchase price, Party B shall hand over all the documents of the Subject Company to Party A, including but not limited to all the existing documents for registration with the administration for industry and commerce, the taxation authority and the bank of the Subject Company, the seals (not including the seal of the legal person) and the license, the original of the certificate of ownership of the land and real estate owned by the Subject Company, and the documents for purchase of fixed assets and construction in progress (if any), for which the list of delivery shall prevail. Party A shall designate the responsible personnel to take over on the site of the real estate in the purchase, and Party B and the Subject Company shall promise to cooperate with Party A unconditionally in taking over, and Party B shall hand over according to the current conditions of the land and the factory buildings. From the date when Party A pays up the entire transfer price, Party A shall have all shareholders’ rights, real estate and land of Tianjin Jiahao Bicycle Co., Ltd., and Party B shall no longer have the relevant rights.

Article II. Declaration, Warrants and Undertakings

1. Party A irrevocably declares warrants and undertakes to Party B as follows:

(1) Party A is a limited liability company legally incorporated and existing in accordance with the laws and regulations of the People’s Republic of China, and has the full right and ability to implement this purchase, and the signing and performance of this agreement will not violate any and all of the legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc.;

(2) Party A has obtained all the necessary consents, approvals, authorizations and permits for signing and performing this agreement. Its behavior of implementing this purchase conforms to the provisions of the relevant laws and regulations, and does not violate the provisions of Party A’s internal documents, rules or articles of association, and Party A’s authorized department has approved the investment matters set forth in this agreement and issued the relevant legal and effective documents.

(3) Party A undertakes that the payment under this agreement shall be made from Party A’s own legal funds, and the sources of funds are legal and compliant, and the sources of funds do not violate any provision of the State laws and regulations, and where Party B has any loss arising therefrom, Party A shall compensate Party B for all the economic losses arising therefrom.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd Email:etrans@etctrans.com Website: www.etctrans.com Contact: 0755-23946252 No.: JSBZ- SHML -20210419

2. Party B irrevocably declares warrants and undertakes to Party A as follows:

(1) Party B is the holder of 100% of shares of the Subject Company, and has full control, voting and disposition rights of this transaction. Party B will settle the creditor’s rights and debts of the Subject Company and complete the land and real estate mortgage release registration procedures in accordance with this agreement. Where the purchase transaction fails because Party B’s shares cannot be transferred or the Subject Company’s land and real estate are subject to undisclosed mortgage, guarantee and pledge, Party B shall compensate Party A for all economic losses arising therefrom.

(2) Party B’s relevant statements on this transaction are true and valid, and Party B has the right to sign and perform this agreement. In case of any loss of Party A arising therefrom, Party B shall compensate Party A for all economic losses.

3. Party C irrevocably declares warrants and undertakes to Party A as follows:

(1) Party C is a limited liability company legally incorporated and existing in accordance with the laws and regulations of the People’s Republic of China, and has the full right and ability to accept the purchase from Party A, and the signing and performance of this agreement will not violate any and all of the legal documents binding on it, including but not limited to the articles of association, signed contracts or agreements, etc.

(2) Party C has legal and complete ownership of the land and real estate held in its name. Except for the disclosed cases, there are no other defects in mortgage, guarantee or pledge that affect this transaction. Where Party A’s share purchase transaction cannot be advanced as a result of the undisclosed land and real estate mortgage, guarantee and pledge of Party C, or Party A needs to bear the expenses for lawsuit, claim, loss, damage and compensation arising therefrom, Party C shall compensate Party A for all economic losses arising therefrom.

(3) Party C has obtained all necessary consents, approvals, authorizations and permits for signing and performing this agreement, and Party C’s behavior of accepting this purchase by Party A conforms to the provisions of the relevant laws and regulations, and does not violate the provisions of Party C’s internal documents, rules or articles of association, and Party C’s authorized department has approved the purchase matters set forth in this agreement and made a legal and effective resolution in the corresponding shareholders’ meeting.

Article III. Default

1. After signing this agreement, where the purchase transaction fails for Party A’s reasons, it shall be deemed as Party A’s default, and Party A shall pay Party B an amount of RMB 2 million (in words: RMB Two million) as liquidated damages.

2. After signing this agreement, where the purchase transaction fails for Party B’s reasons, it shall be deemed as Party B’s default, and Party B shall return all the payments made by Party A and Party A’s affiliated party EZGO, and also pay an amount of RMB 2 million (in words: RMB Two million) to Party A as liquidated damages.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd Email:etrans@etctrans.com Website: www.etctrans.com Contact: 0755-23946252 No.: JSBZ- SHML -20210419

3. In case that any installment of payment from Party A is overdue, Party A shall pay the corresponding interest for every overdue day calculated at the daily interest rate of 0.03%, on the basis of the unpaid amount to Party B as the principal, as the liquidated damages, and where any payment is overdue for more than 10 days, Party B shall have the right to terminate this agreement, and Party A shall also pay 10% of the unpaid amount as the liquidated damages.

4. The parties agree that, for all relevant default matters stipulated in this agreement, the default party shall, in addition to fulfilling the provisions on liability for default mentioned above, bear the direct or indirect economic losses (including but not limited to arbitration fees, lawsuit fees, preservation fees, guarantee fees, notarization fees, evaluation fees, attorney’s fees, transportation fees, and other losses from protection of rights) arising from the above breaches to the observant party.

Article IV. Confidentiality

1. All parties guarantee that they will keep strictly confidential the relevant documents and information of all parties known from this purchase. Any information related to this purchase (including the content and existence of the information itself) is confidential. Unless otherwise stipulated in the laws and regulations or agreed by the parties to this agreement, neither party shall disclose it to any unrelated third party.

2. Where information disclosure is required by the relevant laws and regulations, the party required to disclose the information (hereinafter referred to as the “statutory disclosing party”) shall, at a reasonable time before disclosing or submitting the information, seek the opinions of the party involved in the information disclosure (hereinafter referred to as the “disclosed party”) on the information disclosure and submission. And moreover, where requested by the disclosed party, the disclosing party shall take efforts for confidential treatment for the information disclosed or submitted as far as possible.

3. The parties hereby irrevocably confirm that: where this agreement needs to be disclosed due to information disclosure by Party A’s affiliated company EZGO, Party B and Party C shall unconditionally agree and cooperate.

Article V. Notice and service

1. The notices, instructions or other documents sent by one party to the other party according to the requirements in this agreement can be delivered in person, or sent by (postage prepaid) registered air mail, recognized express service, telephone, SMS, fax, etc. according to the contact details provided on the signing page of this agreement.

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd Email:etrans@etctrans.com Website: www.etctrans.com Contact: 0755-23946252 No.: JSBZ- SHML -20210419

2. The date of deemed service of the above notices, instructions or documents shall be determined as follows:

(1) A written notice or document delivered in person shall be deemed to have been effectively served on the date of delivery in person.

(2) A written notice or document sent by (postage prepaid) registered air mail shall be deemed to have been effectively served on the 7th day after the date of posting (with the postmark serving as a proof).

(3) A written notice or document sent by express service shall be deemed to have been effectively served on the 3rd day after it is delivered to a recognized express service.

(4) If a notice or document is sent by e-mail, it shall be deemed to have been effectively served when it is recorded as sent in the sender’s e-mail system.

(5) If a notice is given by telephone, SMS, fax or other instant messaging, it shall be deemed to have been effectively served if it is recorded as successfully dialed and sent in the sender’s message record.

3. The address and contact details provided by the parties to this agreement on the signing page are all valid addresses and contact details of the parties. Where any party changes its address or contact details, it shall give a notice to the other party in time in writing. Otherwise, the notices, instructions or documents sent according to the address and contact details provided on the signing page of this agreement shall still be deemed to have been effectively served in accordance with the provisions of the preceding clause.

Article VI. Governing law and settlement of dispute

1. The performance and interpretation of this agreement shall be governed by the laws of China.

2. Any dispute arising from the performance of this agreement shall be settled by the parties to the dispute through friendly negotiations. Where no settlement can be reached through negotiations, the parties to the dispute may bring a lawsuit to the competent People’s Court in the jurisdiction where the Subject Company is located.

Article VII. Miscellaneous

1. This agreement shall come into force from the date of signing or sealing by the parties.

2. All supplementary agreements, notices, requirements, opinions, etc. related to this agreement shall be made in writing.

3. Party A and Party B unanimously confirm that the shares transfer agreement to be subsequently signed by both parties for change registration with the administration for industry and commerce and the taxation authority shall be only for the purpose of meeting the above mentioned requirements. All rights and obligations of both parties arising from transfer of shares shall be subject to this agreement.

4. The parties agree that the procedures for assets appraisal, change registration with the taxation authority, change registration with the administration for industry and commerce, delivery of land and real estate, etc. of the Subject Company in the purchase will be processed as guided by [Li Qing-lin] (ID Card No.: 232622197809124911), and Party A and Party B will give assistance in time.

5. This agreement is made in three sets, with each party to this agreement holding one set, each of which shall have the same legal effect.

Article VIII. Attachments

Attachment I: Notice of Change of Subject in Agreement

Attachment II: Resolution in Shareholders’ Meeting of Tianjin Jiahao Bicycle Co., Ltd.

(There is no formal text below, and it is the signing page of the Shares Purchase Agreement.)

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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Etrans co., Ltd Email:etrans@etctrans.com Website: www.etctrans.com Contact: 0755-23946252 No.: JSBZ- SHML -20210419

(There is no formal text on this page, and it is the signing page of the Shares Purchase Agreement.)

Party A (Official Seal): Jiangsu Baozhe Electric Technologies, Co., Ltd.

[Official Seal]: Jiangsu Baozhe Electric Technologies, Co., Ltd.

★

3204126009280

Legal Representative or Authorized Representative (Signature): [Signature of Ye Jian-hui]

Contact Person: Hu Wen-bin

Contract Address: Room A209, Changzhou Research Institute, Dalian University of Technology, Science and Education City, Wujin District, Changzhou

E-mail: huwenbin@ez-go.com.cn

Mobile Phone No.: 13584391987

Date of Signing: April 19, 2021

Party B (Official Seal): Shanghai Mingli New Energy Technology Co., Ltd.

[Official Seal]: Shanghai Mingli New Energy Technology Co., Ltd.

★

Legal Representative or Authorized Representative (Signature):

Contact Person: Huang Ben-lin [Seal of Huang Ben-lin]

Contact Address: Room 601, No. 8, Lane 277, Daxue Road, Yangpu District, Shanghai

E-mail: 17316309278@163.com

Mobile Phone No.: 17316309278

Date of Signing: April 19, 2021

Party C (Official Seal): Tianjin Jiahao Bicycle Co., Ltd.

[Official Seal]: Tianjin Jiahao Bicycle Co., Ltd.

★

Legal Representative or Authorized Representative (Signature):

Contact Person: Li Qing-lin [Signature of Li Qing-lin]

Contact Address: 16/F, Yuantong Building, Yangcun, Wuqing District, Tianjin

E-mail:

Mobile No.: 13512090096

Date of Signing: April 19, 2021

This is only to certify that the file herein is translated by Etrans co., Ltd.

Date: May 17, 2021

Translator: Melody Lai

E-mail:Melody@etctrans.com

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